May 23, 2014

VIA EDGAR

Ms. Suzanne Hayes
Assistant Director
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, D.C.  20549

RE:	GFI Group Inc.
Form 10-K for the Fiscal Year Ended December 31, 2013
Filed March 13, 2014
File No. 1-34897

Dear Ms. Hayes:

This letter sets forth the responses of GFI Group Inc., a Delaware corporation (the “Company”), to the comment letter dated May 12, 2014 (the “Comment Letter”) from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) regarding the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2013 filed with the Commission on March 13, 2014 (the “Annual Report”). To assist the Staff’s review, included is the text of the Staff’s comments below in bold type followed immediately by the Company’s response.

Risk Factors, page 32

Our brokerage, clearing and execution business exposes us…, page 37

1.                                      In future filings please provide context for the above-captioned risk factor as well as the risk factor on page 43 captioned “The securities settlement process exposes us to risks…” (to the extent these risks remain material) by disclosing the proportion of your brokerage revenues derived from transactions executed on an agency basis versus a principal basis.

The Company advises the Staff that it discloses the amount of its brokerage revenues derived from transactions executed on an agency basis and a principal basis in its Consolidated Statement of Operations.   In future filings, the Company will provide that context in the risk factors highlighted by the Staff in the above comment 1 as well as in any other pertinent risk factors.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 62

Brokerage Revenues, page 68

2.                                      We note that your brokerage revenues declined in several product categories during 2013 and that you attribute these declines largely to decreased volatility resulting in lower trading volumes.  We also note that your disclosure regarding market volumes and volatility on page 62 discusses general market volumes but does not specifically discuss how your brokerage volumes changed in comparison.  Please revise your disclosure in future filings to quantify any increases or decreases in your trading volumes in each brokerage product category and clarify the extent to which brokerage revenues were also impacted by changes in margins.

The Company believes revenue is the best indicator of how its business performed in a reporting period.  The Company will continue to disclose items that influence its revenue levels, including increases or decreases in industry volumes.  In future filings, as part of such disclosure, the Company will disclose, to the extent available, corresponding increases or decreases in trading volumes for each of the Company’s brokerage product categories so that appropriate comparisons can be made, and the Company will also add clarifying disclosure as to the extent to which the Company’s brokerage revenues may be impacted by changes in margins.

3.                                  As a related matter, please revise your disclosure in future filings to discuss and quantify, if practicable, the impact of changes made to your brokerage operations in response to new regulations (e.g., registration as SEF, migration to the use of futures contracts instead of swaps) on your brokerage and clearing revenues during the periods presented.

In future filings, the Company will expand its disclosure relating to the impact that new regulations have had on the Company’s operations and brokerage and clearing revenues during the applicable periods presented.  However, the Company advises the Staff that new regulations are only one of many factors that impact its operations and because the Company is not able to identify specifically the exact costs associated with new regulations, the Company does not believe that it can quantify with the requisite degree of certainty the extent of any related revenue loss.

Results of Consolidated Operations, page 66

Income Taxes, page 72

4.             We note that you attribute the net decrease in income taxes during 2013 to several factors, including a change in the geographic mix of profits, a tax benefit under the American Taxpayer Relief Act of 2012, a tax benefit arising from a change in your view about the deductibility of a reserve previously deemed nondeductible, and the release of a reserve in a foreign subsidiary where the statute of limitations has now expired.  Please revise your future filings to provide a more robust discussion of the significant items impacting your income taxes in the periods presented, including quantification of each significant item identified.  Please also provide a better linkage between your discussion of income taxes within MD&A and the disclosures provided in your income tax footnote.

In future filings, the Company will provide a more robust discussion of the significant items impacting its income taxes in the periods presented, including quantification of each significant item identified, and will also provide a better linkage between its discussion of income taxes within MD&A and the disclosures provided in the income tax footnote.

Note 9. Income Taxes, page 123

5.           We note that your effective tax rate on foreign operations increased significantly during 2013 based on a comparison of your foreign tax provision to pre-tax income from foreign operations.  We further note your disclosure on page 72 that changes in the net geographic mix of your profits contributed to the net decrease in income taxes during 2013.  Please tell us and revise your disclosure in future filings to describe the key factors contributing to the significant shift in your effective foreign tax rate.  For example, clarify the extent by which your foreign tax provision was impacted by your decision to ultimately repatriate earnings from foreign subsidiaries subsequent to January 1, 2013.

The Company advises the Staff that the key factor that increased the Company’s effective tax rate on foreign profits in 2013 was the establishment of valuation allowances against deferred tax assets in certain jurisdictions that had incurred three year cumulative losses.  The Company revised its view that it was no longer more likely than not that the deferred tax assets in those jurisdictions would be realized.  The valuation allowance was against both the current year (2013) loss and the deferred tax asset that had been established for the prior two years.  The amount of the valuation allowance taken against those jurisdictions where the Company revised its view on the recoverability of deferred tax assets was $4.9 million, of which $3.4 million related to years prior to 2013.  In addition, and as disclosed on page 126, the overseas profits were negatively impacted by an impairment of goodwill of $18,918 for which a tax deduction was not available.

The foreign tax provision was not impacted by the decision to ultimately repatriate earnings from foreign subsidiaries subsequent to January 1, 2013.  Due to the significant foreign tax credits associated with overseas earnings, the Company believes that there would be no additional U.S. tax to pay on the repatriation and that under foreign laws there would be no additional withholding taxes in the jurisdictions that the Company would repatriate from.

The Company will revise its disclosure in future periods to identify the key factors contributing to any significant change in its effective foreign tax rate.

6.                                      We note that you have determined that your undistributed earnings from foreign subsidiaries prior to 2013 are indefinitely reinvested and no related U.S. income taxes have been estimated on these amounts.  Please revise your future filings to present all of the disclosures required by FASB ASC 740-30-50-2.

In accordance with FASB ASC 740-30-50-2, the Company will revise its future filings to quantify the amount of an unrecognized deferred tax liability, if any, for temporary differences related to investments in foreign subsidiaries that are essentially permanent in duration.  The Company advises the Staff that it does not currently believe that there will be a material deferred tax liability on the repatriation of undistributed foreign earnings because the vast majority of those earnings are in a jurisdiction that does not impose a withholding tax on dividends and has a significant foreign tax credit that would eliminate any further U.S. tax on the distribution.  At December 31, 2013, the Company was in a deferred tax asset position with respect to temporary differences related to investments in foreign subsidiaries that are essentially permanent in duration.

Note 13. Commitments and Contingencies, page 132

Contingencies — page 133

7.             We note your disclosure on page 134 that although you do not expect the outcome of outstanding legal proceedings to have a material adverse impact on your financial position, the outcome of any such matters could be material to your results of operations or cash flows in a given period.  Despite your assertion that it is not presently possible to determine your ultimate exposure to these matters, please tell us if you are able to estimate a loss or a range of losses that are at least “reasonably possible”, and revise your future filings to provide this disclosure as required by ASC 450-20-50-3 and 50-4.

The Company advises the Staff that, in certain cases, it may be able to estimate a loss or range of losses that are at least “reasonably possible” and thus, to the extent it is able, the Company will provide an estimate of a loss or range of losses that are at least “reasonably possible” in its future filings as required by ASC 450-20-50-3 and 50-4.

Financial Assets and Liabilities Measured at Fair Value on a Recurring Basis, page 139

8.                                      We note that your derivative assets and liabilities disclosed in your fair value hierarchy table are presented on a net basis.  Please revise future filings to present these amounts on a gross basis as required by ASC 820-10-50-3.

The Company advises the Staff that it does present derivative assets and liabilities on a gross basis as required by ASC 820-10-50-3.  Instead, the Company nets derivative assets and liabilities on its balance sheet when the provisions of ASC 210-20-45 and ASC 815-10-45 are met.  In 2012, the Company netted certain futures positions on its balance sheet which are included within the $25,250 balance in “Financial Instruments owned” and disclosed within the “Other Assets” balance on page 120.  As the balance sheet amounts are presented on a net basis but the amounts in the fair value hierarchy table as of December 31, 2012 are presented on a gross basis, the Company included the line “Netting (1)” on page 140.  This line includes a total of $200,916 of amounts netted.  The purpose of this disclosure was to reconcile to the net balance sheet amount of $25,250 included within the Consolidated Statements of Financial Condition as of December 31, 2012.  The Company advises the Staff that it will seek to clarify its disclosure in future filings to make clear that the amounts are presented on a gross basis and that the “Netting” disclosure is to reconcile to amounts presented on the Statement of Financial Condition.

*      *      *

In connection with these responses, the Company acknowledges that (i) it is responsible for the adequacy and accuracy of the disclosure contained in its filings, (ii) the Staff’s comments or changes to the Company’s disclosure in response to the Staff’s comments do not foreclose the Commission from taking any action with respect to its filings and (iii) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should the Staff have any questions or comments regarding this letter, please contact me at (212) 968-2023 or Christopher D’Antuono, the Company’s General Counsel, at (212) 968-2703.

Sincerely,

/s/ James A. Peers

James A. Peers
Chief Financial Officer

cc:	Willkie Farr & Gallagher LLP
Jeffrey Poss, Esq.